FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 29, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Table of Documents Submitted

Item
1.	Announcement regarding the results of share repurchase through ToSTNeT-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 29, 2006

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

By:	/s/ Takashi Ito
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

June 29, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding the results of share repurchase through ToSTNeT-2

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced today that it has repurchased its own shares through ToSTNeT-2 as announced on June 28, 2006, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law. The details are as follows.

1. Class of shares repurchased:

Common stock of the Company.

2. Number of shares repurchased:

26,800 shares.

3. Purchase price:

2,060,000 yen per share.

4. Aggregate purchase price:

55,208,000,000 yen.

5. Date of repurchase:

June 29, 2006.

6. Method of repurchase:

Purchased through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders).

(For reference)

1. Details of the resolution made at the meeting of the board of directors held on June 28, 2006 are as follows.

(a) Class of shares to be repurchased:

Common stock of the Company.

(b) Aggregate number of shares to be repurchased:

Up to 47,000 shares.

(Represents approximately 2.8% of total issued shares.)

(c) Aggregate purchase price of shares:

Up to 90 billion yen.

(d) Period in which repurchases may be made:

From June 29, 2006 through September 8, 2006.

2. Status as of June 29, 2006.

(a) Aggregate number of shares repurchased:

26,800 shares.

(b) Aggregate purchase price of shares:

55,208,000,000 yen.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341